Duonas Corp.

str. Osijek 50, Rijeka,

Primorje-Gorski Kotar, Croatia, 51000

Tel. +38551215704

September 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Re:   Acceleration Request of Duonas Corp.

         Form S-1 Registration Statement (File No. 333-213314)

To Whom It May Concern:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our Registration Statement on Form S-1. We request an effective date of Friday, September 30, 2016 at 10:00 a.m. Eastern Time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

- Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please to contact me, Vladyslav Beinars at  +38551215704 if you require further information or documentation regarding this matter.

                                                                                Sincerely,

                                                                                Duonas Corp.

                                                                                By:  /s/ Vladyslav Beinars

                                                                                        Vladyslav Beinars

                                                                                        Chief Executive Officer and President of Duonas Corp.